UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period March 2005____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated March 15, 2005.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated: March 29, 2005	Signed: /s/ Sean Tetzlaff______
Sean Tetzlaff CFO and Corporate Secretary

NEWS RELEASE 05-09                                                                                                                             March 15, 2005

FRONTEER ACQUIRES TWELVE NEW GOLD PROJECTS IN CHIAPAS, MEXICO

Fronteer (FRG-TSX, FTDGF-OTC) is pleased to announce that it has acquired twelve new gold properties in northwestern Chiapas State, Mexico.  These properties are 100% Fronteer-owned and cover 2,150 square kilometres (531,000 Acres).

The properties are located adjacent to Linear Gold’s new Ixhuatan discovery, which has highlighted the potential of this largely unexplored region.  The Fronteer properties also encompass the rock sequence that hosts the 2.9 million ounce Marlin gold deposit, just across the border in Guatemala.

Fronteer already has extensive experience in this part of Mexico.  Dr Rick Valenta, Fronteer’s Chief Operating Officer, was the Mount Isa Mines Exploration (MIM) regional manager for Mexico and Central America from 2001 to 2003.  During his time there, Dr Valenta was a key participant in the discovery of the Ixhuatan property and exploration of other Chiapas projects that were subsequently sold by MIM to Linear Gold.

Dr Valenta commented: “This is one of the few remaining areas in the Americas where a company can enjoy first-mover status on a large exploration package in an emerging world class gold belt.”

Fronteer has established two exploration teams in Chiapas.  They are currently carrying out a Cdn$500,000 reconnaissance program to identify drill targets by the end of 2005.

“This strategic land package complements the advanced Turkish projects that currently form the core of Fronteer’s gold portfolio,” says Dr. Mark O’Dea, Fronteer’s President and CEO.  “It allows the company to develop a 100% owned project in an emerging world class gold belt, and leverage Dr. Valenta’s intimate knowledge and proven track record in the region.”

Fronteer is also pleased to announce the appointment of Miguel Heredia as Exploration Manager for Mexico and Central America.  Miguel has over 20 years experience with several companies including BHP and Penoles, managing exploration in Mexico, Central America and North America.  Miguel brings a high level of technical and managerial expertise to the job, together with detailed knowledge of the regional geology and mineralization styles of Mexico and Central America.

Fronteer is a “Discovery-stage” exploration company with five active gold projects in western Turkey. Fronteer is also focused on the discovery of Uranium Deposits in Labrador.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.